SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934



                            Circuit City Stores, Inc.
     ----------------------------------------------------------------------
                                (Name of Issuer)



                     Common Stock, par value $0.50 per share
     ----------------------------------------------------------------------
                         (Title of Class of Securities)



                                    172737108
     ----------------------------------------------------------------------
                                 (CUSIP Number)

                               Rafael Robles Miaja
                         Franck, Galicia y Robles, S.C.
                                Torre del Bosque
                  Boulevard Manuel Avila Camacho No. 24 piso 7
                         Mexico 11000, Distrito Federal
                               52 (55) 5540-9225
     ----------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:

                            Thomas M. Cerabino, Esq.
                            Willkie Farr & Gallagher
                               787 Seventh Avenue
                            New York, New York 10019
                                 (212) 728-8000

                                  June 16, 2003
     ----------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [X]

                                  SCHEDULE 13D

-----------------------------                      -----------------------------
CUSIP No.   172737108                                Page 1 of 24 Pages
-----------------------------                      -----------------------------
----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Carlos Slim Helu
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) [ ]
                                                                (b) [ ]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC (see Item 3 of this Schedule 13D)
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                          [ ]
----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Mexico
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
NUMBER OF             --------- ------------------------------------------------
SHARES                   8      SHARED VOTING POWER
BENEFICIALLY
OWNED BY                        19,050,000 (see Item 5(b) of this Schedule 13D)
EACH                  --------- ------------------------------------------------
REPORTING                9      SOLE DISPOSITIVE POWER
PERSON WITH
                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                19,050,000 (see Item 5(b) of this Schedule 13D)
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            19,050,000 (see Item 5(a) of this Schedule 13D)
----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES (SEE INSTRUCTIONS)                                   [ ]
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            9.2% (see Item 5(a) of this Schedule 13D)
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            IN
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D

-----------------------------                      -----------------------------
CUSIP No.   172737108                                Page 2 of 24 Pages
-----------------------------                      -----------------------------
----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Carlos Slim Domit
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) [ ]
                                                                (b) [ ]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC (see Item 3 of this Schedule 13D)
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                          [ ]
----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Mexico
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
NUMBER OF             --------- ------------------------------------------------
SHARES                   8      SHARED VOTING POWER
BENEFICIALLY
OWNED BY                        19,050,000 (see Item 5(b) of this Schedule 13D)
EACH                  --------- ------------------------------------------------
REPORTING                9      SOLE DISPOSITIVE POWER
PERSON WITH
                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                19,050,000 (see Item 5(b) of this Schedule 13D)
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            19,050,000 (see Item 5(a) of this Schedule 13D)
----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES (SEE INSTRUCTIONS)                                   [ ]
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            9.2% (see Item 5(a) of this Schedule 13D)
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            IN
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D

-----------------------------                      -----------------------------
CUSIP No.   172737108                                Page 3 of 24 Pages
-----------------------------                      -----------------------------
----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Marco Antonio Slim Domit
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) [ ]
                                                                (b) [ ]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC (see Item 3 of this Schedule 13D)
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                          [ ]
----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Mexico
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
NUMBER OF             --------- ------------------------------------------------
SHARES                   8      SHARED VOTING POWER
BENEFICIALLY
OWNED BY                        19,050,000 (see Item 5(b) of this Schedule 13D)
EACH                  --------- ------------------------------------------------
REPORTING                9      SOLE DISPOSITIVE POWER
PERSON WITH
                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                19,050,000 (see Item 5(b) of this Schedule 13D)
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            19,050,000 (see Item 5(a) of this Schedule 13D)
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES (SEE INSTRUCTIONS)                                   [ ]
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            9.2% (see Item 5(a) of this Schedule 13D)
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            IN
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D

-----------------------------                      -----------------------------
CUSIP No.   172737108                                Page 4 of 24 Pages
-----------------------------                      -----------------------------
----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Patrick Slim Domit
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) [ ]
                                                                (b) [ ]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC (see Item 3 of this Schedule 13D)
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                          [ ]
----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Mexico
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
NUMBER OF             --------- ------------------------------------------------
SHARES                   8      SHARED VOTING POWER
BENEFICIALLY
OWNED BY                        19,050,000 (see Item 5(b) of this Schedule 13D)
EACH                  --------- ------------------------------------------------
REPORTING                9      SOLE DISPOSITIVE POWER
PERSON WITH
                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                19,050,000 (see Item 5(b) of this Schedule 13D)
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            19,050,000 (see Item 5(a) of this Schedule 13D)
----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES (SEE INSTRUCTIONS)                                   [ ]
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            9.2% (see Item 5(a) of this Schedule 13D)
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            IN
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D

-----------------------------                      -----------------------------
CUSIP No.   172737108                                Page 5 of 24 Pages
-----------------------------                      -----------------------------
----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Maria Soumaya Slim Domit
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) [ ]
                                                                (b) [ ]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC (see Item 3 of this Schedule 13D)
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                          [ ]
----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Mexico
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
NUMBER OF             --------- ------------------------------------------------
SHARES                   8      SHARED VOTING POWER
BENEFICIALLY
OWNED BY                        19,050,000 (see Item 5(b) of this Schedule 13D)
EACH                  --------- ------------------------------------------------
REPORTING                9      SOLE DISPOSITIVE POWER
PERSON WITH
                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                19,050,000 (see Item 5(b) of this Schedule 13D)
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            19,050,000 (see Item 5(a) of this Schedule 13D)
----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES (SEE INSTRUCTIONS)                                   [ ]
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            9.2% (see Item 5(a) of this Schedule 13D)
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            IN
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D

-----------------------------                      -----------------------------
CUSIP No.   172737108                                Page 6 of 24 Pages
-----------------------------                      -----------------------------
----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Vanessa Paola Slim Domit
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) [ ]
                                                                (b) [ ]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC (see Item 3 of this Schedule 13D)
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                          [ ]
----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Mexico
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
NUMBER OF             --------- ------------------------------------------------
SHARES                   8      SHARED VOTING POWER
BENEFICIALLY
OWNED BY                        19,050,000 (see Item 5(b) of this Schedule 13D)
EACH                  --------- ------------------------------------------------
REPORTING                9      SOLE DISPOSITIVE POWER
PERSON WITH
                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                19,050,000 (see Item 5(b) of this Schedule 13D)
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            19,050,000 (see Item 5(a) of this Schedule 13D)
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES (SEE INSTRUCTIONS)                                   [ ]
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            9.2% (see Item 5(a) of this Schedule 13D)
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            IN
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D

-----------------------------                      -----------------------------
CUSIP No.   172737108                                Page 7 of 24 Pages
-----------------------------                      -----------------------------
----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Johanna Monique Slim Domit
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) [ ]
                                                                (b) [ ]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC (see Item 3 of this Schedule 13D)
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                          [ ]
----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Mexico
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
NUMBER OF            --------- ------------------------------------------------
SHARES                   8      SHARED VOTING POWER
BENEFICIALLY
OWNED BY                        19,050,000 (see Item 5(b) of this Schedule 13D)
EACH                  --------- ------------------------------------------------
REPORTING                9      SOLE DISPOSITIVE POWER
PERSON WITH
                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                19,050,000 (see Item 5(b) of this Schedule 13D)
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            19,050,000 (see Item 5(a) of this Schedule 13D)
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES (SEE INSTRUCTIONS)                                   [ ]
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            9.2% (see Item 5(a) of this Schedule 13D)
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            IN
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D

-----------------------------                      -----------------------------
CUSIP No.   172737108                                Page 8 of 24 Pages
-----------------------------                      -----------------------------
----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Inmobiliaria Carso, S.A. de C.V.
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) [ ]
                                                                (b) [ ]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC (see Item 3 of this Schedule 13D)
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                          [ ]
----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Mexico
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
NUMBER OF             --------- ------------------------------------------------
SHARES                   8      SHARED VOTING POWER
BENEFICIALLY
OWNED BY                        19,050,000 (see Item 5(b) of this Schedule 13D)
EACH                  --------- ------------------------------------------------
REPORTING                9      SOLE DISPOSITIVE POWER
PERSON WITH
                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                19,050,000 (see Item 5(b) of this Schedule 13D)
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            19,050,000 (see Item 5(a) of this Schedule 13D)
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES (SEE INSTRUCTIONS)                                   [ ]
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            9.2% (see Item 5(a) of this Schedule 13D)
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            HC
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D

-----------------------------                      -----------------------------
CUSIP No.   172737108                                Page 9 of 24 Pages
-----------------------------                      -----------------------------
----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Orient Star Holdings LLC
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) [ ]
                                                                (b) [ ]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC (see Item 3 of this Schedule 13D)
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                          [ ]
----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
NUMBER OF             --------- ------------------------------------------------
SHARES                   8      SHARED VOTING POWER
BENEFICIALLY
OWNED BY                        19,050,000 (see Item 5(b) of this Schedule 13D)
EACH                  --------- ------------------------------------------------
REPORTING                9      SOLE DISPOSITIVE POWER
PERSON WITH
                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                19,050,000 (see Item 5(b) of this Schedule 13D)
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            19,050,000 (see Item 5(a) of this Schedule 13D)
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES (SEE INSTRUCTIONS)                                   [ ]
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            9.2% (see Item 5(a) of this Schedule 13D)
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            HC
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D

-----------------------------                      -----------------------------
CUSIP No.   172737108                                Page 10 of 24 Pages
-----------------------------                      -----------------------------
----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            U.S. Commercial Corp., S.A. de C.V.
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) [ ]
                                                                (b) [ ]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC (see Item 3 of this Schedule 13D)
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                          [ ]
----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Mexico
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
NUMBER OF             --------- ------------------------------------------------
SHARES                   8      SHARED VOTING POWER
BENEFICIALLY
OWNED BY                        19,050,000 (see Item 5(b) of this Schedule 13D)
EACH                  --------- ------------------------------------------------
REPORTING                9      SOLE DISPOSITIVE POWER
PERSON WITH
                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                19,050,000 (see Item 5(b) of this Schedule 13D)
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            19,050,000 (see Item 5(a) of this Schedule 13D)
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES (SEE INSTRUCTIONS)                                   [ ]
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            9.2% (see Item 5(a) of this Schedule 13D)
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            HC
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D

-----------------------------                      -----------------------------
CUSIP No.   172737108                                Page 11 of 24 Pages
-----------------------------                      -----------------------------
----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Commercial LLC
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) [ ]
                                                                (b) [ ]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC (see Item 3 of this Schedule 13D)
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                          [ ]
----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
NUMBER OF             --------- ------------------------------------------------
SHARES                   8      SHARED VOTING POWER
BENEFICIALLY
OWNED BY                        19,050,000 (see Item 5(b) of this Schedule 13D)
EACH                  --------- ------------------------------------------------
REPORTING                9      SOLE DISPOSITIVE POWER
PERSON WITH
                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                19,050,000 (see Item 5(b) of this Schedule 13D)
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            19,050,000 (see Item 5(a) of this Schedule 13D)
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES (SEE INSTRUCTIONS)                                   [ ]
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            9.2% (see Item 5(a) of this Schedule 13D)
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            HC
----------- --------------------------------------------------------------------

     This Statement of Beneficial Ownership on Schedule 13D (this "Schedule 13D") is being filed on behalf of Carlos Slim Helu, Carlos Slim Domit, Marco Antonio Slim Domit, Patrick Slim Domit, Maria Soumaya Slim Domit, Vanessa Paola Slim Domit and Johanna Monique Slim Domit (collectively, the "Slim Family"), and Inmobiliaria Carso, S.A. de C.V., a Mexican sociedad anonima de capital variable ("Inmobiliaria"), Orient Star Holdings LLC, a Delaware limited liability company ("Orient"), U.S. Commercial Corp., S.A. de C.V., a Mexican sociedad anonima de capital variable ("USCC"), and Commercial LLC, a Delaware limited liability company ("Commercial" and, together with the Slim Family, Inmobiliaria, Orient and USCC, the "Reporting Entities"). This Schedule 13D relates to the common stock, par value $0.50 per share (the "Company Common Stock"), of Circuit City Stores, Inc., a Virginia corporation (the "Company"). Prior to filing this
Schedule 13D with the Securities and Exchange Commission (the "Commission"), the Slim Family, Inmobiliaria and Orient jointly filed with the Commission on March 9, 2001 a Statement of Beneficial Ownership on Schedule 13G with respect to the Company Common Stock, as amended on February 8, 2002, December 26, 2002 (the "December 2002 Amendment") and February 13, 2003. Commencing with the December 2002 Amendment, USCC and Commercial were included as reporting persons with respect to the Company Common Stock in the joint filings on Schedule 13G made by the Slim Family, Inmobiliaria and Orient.

     The Reporting Entities are making this single joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Each Reporting Entity disclaims beneficial ownership of all of shares of Company Common Stock, other than those reported herein as being owned by it.

Item 1. Security and Issuer.

     This Schedule 13D relates to the Company Common Stock and is being filed pursuant to Rule 13d-1(e) under the Exchange Act. The address of the principal executive offices of the Company is 9950 Maryland Drive, Richmond, Virginia 23233.

Item 2. Identity and Background.

     (a) This Schedule 13D is being filed jointly on behalf of the Reporting Entities. The members of the Slim Family are (i) directly and indirectly owners of all the outstanding voting securities of Inmobiliaria and (ii) directly and through a Mexican trust for which they are the beneficiaries, the owners of a majority of the outstanding voting securities of USCC. Inmobiliaria is the sole member of Orient. USCC is the sole member of Commercial. The names, business addresses, present principal occupations and citizenships of the Slim Family and the executive officers and directors of each of Inmobiliaria and USCC are set forth in Schedule I of this Schedule 13D.

     (b) Principal Business Address.

          (i) The principal business address of Inmobiliaria is Insurgenetes Sur #3500, PB-4, Colonia Pena Pobre, Mexico D.F. 14060, Mexico.

          (ii) The principal business address of Orient and Commercial is 1330 Post Oak Boulevard, Suite 2140, Houston, TX 77056.

          (iii) The principal business address of USCC is Miguel de Cervantes Saavedra No. 255, Colonia Ampliacion Granada, Mexico D.F. CP 11520, Mexico.

     (c) Principal Business.

          (i) The principal business of Inmobiliaria is to act as a holding company with interests in the real estate industry and other investments and as the sole member of Orient.

          (ii) The principal business of Orient is making and managing investments in securities of several companies.

          (iii) The principal business of USCC is to act as a holding company with interests in companies in the retail sector and as the sole member of Commercial.

          (iv) The principal business of Commercial is making and managing investments in securities of several companies.

     (d) None of the Reporting Entities, nor, to the best of their knowledge, any of the persons or entities described in Schedule I of this Schedule 13D has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Entities nor, to the best of their knowledge, any of the persons or entities described in Schedule I of this Schedule 13D has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

     The total amount of funds utilized to purchase the Company Common Stock beneficially owned by the Reporting Entities was $155,119,913.00. The funds used to purchase such shares of Company Common Stock were obtained from the working capital of certain of the Reporting Entities, margin loans from an affiliate of the Goldman Sachs Group, Inc. and unsecured short-term promissory notes in favor of Banco Inbursa, S.A.

Item 4. Purpose of Transaction.

     All of the Company Common Stock beneficially owned by the Reporting Entities was initially acquired for investment purposes. As discussed above, prior to filing this Schedule 13D, the Slim Family, Inmobiliaria and Orient jointly filed with the Commission on March 9, 2001 a Statement of Beneficial Ownership on Schedule 13G with respect to the Company Common Stock, as amended on February 8, 2002, December 26, 2002 and February 13, 2003, and commencing with the December 2002 Amendment, USCC and Commercial were included as reporting persons with respect to the Company Common Stock in such joint filings on
Schedule 13G.

     On June 16, 2003, a representative of the Slim Family telephoned Mr. W. Alan McCollough, the President and Chief Executive Officer of the Company, to indicate an interest in pursuing with the Board of Directors of the Company a transaction under which affiliates of the Reporting Entities would acquire all the outstanding shares of Company Common Stock not owned by the Reporting Entities. Such representative proposed, preliminarily, a transaction in which the shareholders of the Company would receive $8.00 in cash for their shares of Company Common Stock. The closing price of the Company Common Stock on the New York Stock Exchange on June 13, 2002, the last full trading day prior to such contact, was $6.75 per share. The $8.00 per share would be paid through a combination of a pre-closing dividend to all Company shareholders, immediately followed by a purchase transaction under which one or more affiliates of the Reporting Entities would acquire all of the outstanding shares of Company Common Stock. As an alternative, such representative indicated an interest in discussing a business combination transaction in which the business of the Company and certain businesses beneficially owned by certain of the Reporting Entities, would be combined, with the shareholders of the Company receiving shares in the combined company and cash having an aggregate value of $8.00 per share. Any such transaction described above would be subject to completion of satisfactory due diligence and the negotiation and execution of mutually acceptable definitive documentation. On June 18, 2003, Mr. McCollough telephoned the representative of the Slim Family and indicated that the Company's Board of Directors was not interested in discussing such proposals.

     The Reporting Entities intend to evaluate on an ongoing basis their options with respect to the Company. The Reporting Entities further expressly reserve the right to, among other things, and consistent with applicable law:
(i) make additional or different proposals to the Company or modify or withdraw any proposal; (ii) dispose of all or a portion of the shares of the Company Common Stock that they beneficially or actually own at any time; (iii) acquire additional shares of Company Common Stock (whether through open market purchases or otherwise); or (iv) seek to influence the management or policies of the Company. Any such action could result in one or more transactions described in subparagraphs (a) through (j) of the instructions to Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

     (a) As of the date hereof, (i) Orient Star directly owns 9,145,000 shares of Company Common Stock (the "Orient Owned Shares"), (ii) Inmobiliaria, as the sole member of Orient, is deemed to beneficially own indirectly the Orient Owned Shares owned directly by Orient, and (iii) the Slim Family, which directly and indirectly owns all of the outstanding voting securities of Inmobiliaria, is deemed to beneficially own indirectly the Orient Owned Shares deemed indirectly beneficially owned by Inmobiliaria and which are directly owned by Orient. The Orient Owned Shares represent approximately 4.4% of the outstanding class of Company Common Stock, based on a total of 207,197,012 shares of Company Common Stock outstanding as of April 30, 2003, as represented by the Company in its Annual Report on Form 10-K (the "Annual Report"), filed with the Commission on May 27, 2003.

     As of the date hereof, (i) Commercial directly owns 9,905,000 shares of Company Common Stock (the "Commercial Owned Shares"), (ii) USCC, as the sole member of Commercial, is deemed to beneficially own indirectly the Commercial Owned Shares owned directly by Commercial, and (iii) the Slim Family, which directly and indirectly owns a majority of the outstanding voting securities of USCC, is deemed to beneficially own indirectly the Commercial Owned Shares deemed indirectly beneficially owned by USCC and which are directly owned by Commercial. The Commercial Owned Shares represent approximately 4.8%, and together with the Orient Owned Shares represent approximately 9.2%, of the outstanding class of Company Common Stock, based on a total of 207,197,012 shares of Company Common Stock outstanding as of April 30, 2003, as represented by the Company in the Annual Report.

     (b) None of the Reporting Entities has the sole power either to vote (or direct the vote) or to dispose (or direct the disposition) of the 19,050,000 shares of Company Common Stock reported herein. The Reporting Entities have shared power to vote (or direct the vote) or to dispose (or direct the disposition) of all 19,050,000 shares of Company Common Stock reported in this
Schedule 13D.

     (c) During the last 60 days, there were no transactions effected in the Company Common Stock by the Reporting Entities or by any of the persons set forth on Schedule I of this Schedule 13D.

     (d) Except as set forth in this Item 5, no person other than each respective record owner of the Company Common Stock referred to in this Schedule 13D is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Company Common Stock.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     The Reporting Entities have entered into agreements, attached to this
Schedule 13D as Exhibit 1 and Exhibit 2, with respect to the joint filing of this Schedule 13D, and any amendment or amendments to this Schedule 13D.

     Except as referred to above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 or between such persons and any person with respect to any securities of the Company.

Item 7. Material to be Filed as Exhibits.

     1. The Powers of Attorney dated as of March 5, 2001 and the Joint Filing Agreement dated as of March 5, 2001, each filed as exhibits to the Schedule 13G filed by the Slim Family, Inmobiliaria and Orient with the Commission on March 12, 2001 are hereby incorporated by reference.

     2. The Powers of Attorney dated as of December 24, 2002 and the Joint Filing Agreement dated as of December 24, 2002, each filed as exhibits to the
Schedule 13G filed by the Slim Family, USCC and Commercial with the Commission on December 26, 2002 are hereby incorporated by reference.

                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  June 26, 2003                                 *
                                      ---------------------------------
                                      Name:  Carlos Slim Helu


Dated:  June 26, 2003                                 *
                                      ---------------------------------
                                      Name:  Carlos Slim Domit


Dated:  June 26, 2003                                 *
                                      ---------------------------------
                                      Name:  Marco Antonio Slim Domit


Dated:  June 26, 2003                                 *
                                      ---------------------------------
                                      Name:  Patrick Slim Domit


Dated:  June 26, 2003                                 *
                                      ---------------------------------
                                      Name:  Maria Soumaya Slim Domit


Dated:  June 26, 2003                                 *
                                      ---------------------------------
                                      Name:  Vanessa Paola Slim Domit

Dated:  June 26, 2003                                 *
                                      ---------------------------------
                                      Name:  Johanna Monique Slim Domit


Dated:  June 26, 2003                 Inmobiliaria Carso, S.A. de C.V.



                                      By:             *
                                         ------------------------------
                                         Name:
                                         Title:

Dated:  June 26, 2003                 ORIENT STAR HOLDINGS LLC

                                      By:  Inmobiliaria Carso, S.A. de C.V.,
                                           its sole member



                                      By:             *
                                         ------------------------------
                                         Name:
                                         Title:



Dated:  June 26, 2003                 U.S. COMMERCIAL CORP., S.A. DE C.V.



                                      By:             *
                                         ------------------------------
                                         Name:
                                         Title:



Dated:  June 26, 2003                 COMMERCIAL LLC

                                      By:  U.S. Commercial Corp., S.A. de C.V.,
                                           its sole member



                                      By:             *
                                         ------------------------------
                                         Name:
                                         Title:

Eduardo Valdes Acra, by signing his name below, signs this document on behalf of each of the above-named persons specified by an asterisk(*), pursuant to a power of attorney duly executed by each such person, and filed with the Commission on the date set forth above under Item 7.

                                      /s/ Eduardo Valdes Acra
                                      ---------------------------------
                                      Eduardo Valdes Acra
                                      Attorney-in-fact

                                   SCHEDULE I

     Set forth below is the name, business address, citizenship, position and present principal occupation of the Slim Family and each of the executive officers and directors of Inmobiliaria Carso, S.A. de C.V. and U.S. Commercial Corp., S.A. de C.V. Except as indicated below, each such person is a Mexican citizen.



                                 THE SLIM FAMILY
                                 ---------------

     Except as otherwise indicated below, the business address of each such person is Paseo de las Palmas 736, Colonia Lomas de Chapultepec, 11000 Mexico D.F., Mexico.


Name                               Principal Occupation
----                               --------------------

Carlos Slim Helu                   Chairman of the Board of Telefonos de Mexico, S.A. de C.V.

Carlos Slim Domit                  Chief Executive Officer of Grupo Sanborns, S.A. de C.V.

Marco Antonio Slim Domit           Chief Executive Officer of Grupo Financiero Inbursa, S.A. de C.V.

Patrick Slim Domit                 Director Comercial de Mercado Masivo of Telefonos de Mexico, S.A. de C.V.

Maria Soumaya Slim Domit           Private Investor

Vanessa Paola Slim Domit           Private Investor

Johanna Monique Slim Domit         Private Investor

                        EXECUTIVE OFFICERS AND DIRECTORS
                       OF Inmobiliaria Carso, S.A. de C.V.
                       -----------------------------------

     Except as otherwise indicated below, the business address of each such person is Insurgentes Sur #3500, PB-4, Colonia Pena Pobre 14060 Mexico D.F., Mexico.


        NAME                     OCCUPATION IN THE                   PRESENT PRINCIPAL
                                      COMPANY                            OCCUPATION

Carlos Slim Helu                 Chairman of the Board       Chairman of the Board of Telefonos
                                                             de Mexico, S.A. de C.V.

Marco Antonio Slim Domit         Member of the Board         Chief Executive Officer of Grupo
                                                             Financiero Inbursa, S.A. de C.V.

Carlos Slim Domit                Member of the Board         Chief Executive Officer of Grupo
                                                             Sanborns, S.A. de C.V.

Patrick Slim Domit               Member of the Board         Director Comerical de Mercado Masivo
                                                             of Telefonos de Mexico, S.A. de C.V.

Vanessa Paola Slim Domit         Member of the Board         Private Investor

Johanna Monique Slim Domit       Member of the Board         Private Investor

Maria Soumaya Slim Domit         Member of the Board         Private Investor

Raul Humberto Zepeda Ruiz        Secretary of the            General Counsel of Grupo Financiero
                                 Board                       Inbursa, S.A. de C.V.

                        EXECUTIVE OFFICERS AND, DIRECTORS
                     OF U.S. Commercial Corp., S.A. de C.V.
                     --------------------------------------

     Except as otherwise indicated below, the business address of each such person is Miguel de Cervantes Saavedra No. 255, Col. Ampliacion Granada Mexico D.F., CP 11520, Mexico.


          NAME                                          PRESENT PRINCIPAL OCCUPATION

   PROPRIETARY MEMBERS

Carlos Slim Domit                        Chairman of the Board of Telefonos de Mexico, S.A. de C.V.

Angel Eduardo Peralta Rosado             Vice President of Grupo Sanborns, S.A. de C.V.

Rafael Moises Kalach Mizrahi             Chairman and General Manager of Grupo Kaltex

Agustin Santamarina Vazquez              Off-counsel of Santamarina y Steta, S.C.

Patrick Slim Domit                       Director Comercial de Mercado Masivo
                                         Telefonos de Mexico, S.A. de C.V.

   ALTERNATE MEMBERS

Arturo Elias Ayub                        Director de Alianzas Estrategicas,
                                         Comunicacion y Relaciones Institucionales
                                         Telefonos de Mexico, S.A. de C.V.

Eduardo Zea Mir                          Chief Executive Officer of Sears Roebuck de Mexico

Alfonso Salem Slim                       Chief Executive Officer of Hoteles Calinda

Eduardo Valdes Acra                      Chief Executive Officer of Inversora Bursatil
                                         Chairman of Banco Inbursa

Daniel Hajj Aboumrad                     Chief Executive Officer of America Movil

Rafael Robles Miaja                      Secretary


                                      -22-